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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 2001

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                  (RULE 13E-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                               FREEMARKETS, INC.
                       (Name of Subject Company (Issuer))

                               FREEMARKETS, INC.
                       (Name of Filing Person (Offeror))

       CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
              HAVING AN EXERCISE PRICE OF $20.00 PER SHARE OR MORE
                         (Title of Class of Securities)

                                 --------------

                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 GLEN T. MEAKEM
                             CHIEF EXECUTIVE OFFICER
                                FREEMARKETS, INC.
                               FREEMARKETS CENTER
                                210 SIXTH AVENUE
                              PITTSBURGH, PA 15222
                            TELEPHONE: (412) 434-0500

          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                    COPY TO:

                              MARLEE S. MYERS, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                     THIRTY-SECOND FLOOR, ONE OXFORD CENTRE
                              PITTSBURGH, PA 15219


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                      ------------------------------------

                            CALCULATION OF FILING FEE

              TRANSACTION VALUATION*       AMOUNT OF FILING FEE
                   $65,899,756                   $13,179

       * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,237,034 shares of common stock of FreeMarkets, Inc. having an aggregate value of $65,899,756 as of June 29, 2001 will be exchanged or surrendered pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:        $8,571
         Form or Registration No.:      5-57441
         Filing party:                  FreeMarkets, Inc.
         Date filed:                    July 6, 2001

         [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [_] going-private transaction subject to Rule 13e-3.
         [_] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

         The filing of this Schedule TO shall not be construed as an admission by FreeMarkets, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.



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                                  INTRODUCTION

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 6, 2001 (the "Schedule TO") relating to the offer by FreeMarkets, Inc. ("FreeMarkets") to exchange all outstanding options to purchase shares of FreeMarkets common stock held by current employees (excluding executive officers and employees located outside of the United States) granted under the FreeMarkets, Inc. Second Amended and Restated Stock Incentive Plan having an exercise price of $20.00 or more per share for new options to purchase shares of FreeMarkets common stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated July 6, 2001 (the " Offer to Exchange"), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related election form (the "election form"), a copy of which was attached thereto as Exhibit (a)(1)(B).

Item 1.  Summary Term Sheet.
         ------------------

         Item 1 is hereby amended as follows:

         1. The last sentence of Question 1 in Section A of the Summary Term Sheet ("What securities is FreeMarkets offering to exchange?") is deleted and replaced with the following two sentences: "In addition, if you elect to exchange any eligible options, you must also surrender for cancellation all options granted to you on or after February 3, 2001 (the "required options"). No new options or other consideration will be issued in exchange for any required options that have an exercise price of less than $20.00. Required options with an exercise price of $20.00 per share or more will be exchanged at the applicable exchange ratio. (Page 12)"

         2. The last two sentences of Question 3 in Section A in the Summary Term Sheet ("How will the exchange work?") have been deleted and replaced with the following: "If you elect to exchange any eligible options, you must also surrender for cancellation all required options. No new options or other consideration will be issued in exchange for any required options that have an exercise price of less than $20.00. Required options with an exercise price of $20.00 per share or more will be exchanged at the applicable exchange ratio. Following our acceptance of your election to exchange eligible options, you will have no further rights in the options you have elected to exchange. (Pages 16, 18)"

         3. The last sentence of Question 1 in Section B ("Who is eligible to participate in the offer?") has been deleted and replaced with the following:
"As of June 29, 2001, options to purchase 2,127,034 shares of our common stock (including 69,250 required options) had been granted under our incentive plan with an exercise price of $20.00 per share or more and were held by employees who are eligible to participate in the offer. In addition, as of June 29, 2001, 1,110,000 required options with an exercise price of less than $20.00 per share were held by employees who are eligible to participate in the offer. (Page 12)"

         4. The last sentence of Question 3 in Section C ("If I have received more than one option grant, am I required to elect to exchange the eligible options subject to all of my grants?") has been deleted and replaced with the following: " However, if you elect to exchange any



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eligible options, you must also surrender for cancellation all required options.
No new options or other consideration will be issued in exchange for any required options that have an exercise price of less than $20.00. Required options with an exercise price of $20.00 per share or more will be exchanged at the applicable exchange ratio."

         5. A new fourth sentence has been added to Question 4 in Section D ("When will I receive my new options?") as follows: "We do not expect that the grant of the new options will be delayed significantly beyond the date that is six months and one day after the date on which we accept and cancel eligible options for exchange as a result of any action required to be taken by the board or compensation committee to determine the exact date."


Item 2.  Subject Company Information.
         ---------------------------

         Item 2(b) is hereby amended as follows:

         1. The information set forth under Item 1 above is incorporated herein by reference.

         2. The second paragraph of the second page of the Offer to Exchange (which appears before the table of contents) is amended and restated as follows:
"If you elect to exchange any eligible options, you must also surrender for cancellation all options granted to you on or after February 3, 2001 (the "required options"). No new options or other consideration will be issued in exchange for any required options that have an exercise price of less than $20.00. Required options with an exercise price of $20.00 per share or more will be exchanged at the applicable exchange ratio."

         3. The last sentence of the third paragraph in the Introduction to the Offer to Exchange which follows the Summary Term Sheet is deleted and replaced with the following: "However, if you elect to exchange any eligible options, you must also surrender for cancellation all options granted to you on or after February 3, 2001 (the "required options"). No new options or other consideration will be issued in exchange for any required options that have an exercise price of less than $20.00. Required options with an exercise price of $20.00 per share or more will be exchanged at the applicable exchange ratio."

         4. The next to last paragraph in the Introduction to the Offer to Exchange which follows the Summary Term Sheet is amended and restated as follows: "As of June 29, 2001, options to purchase 13,562,436 shares of our common stock were issued and outstanding under the incentive plan. Of these options, options to purchase 2,127,034 shares of our common stock (including 69,250 required options) had an exercise price of $20.00 or more and were held by eligible holders. In addition, as of such date, eligible holders owned 1,110,000 required options with an exercise price of less than $20.00 per share. Accordingly, the shares of common stock issuable upon exercise of eligible options and required options with an exercise price of less than $20.00 per share represent approximately 8.2% of the total shares of our common stock outstanding as of June 29, 2001."

         5. (a) New third and fourth sentences have been added to the first paragraph in Section 5 of the Offer to Exchange ("Acceptance of Options for Exchange and Grant of New Options") as follows: "Our board of directors or the compensation committee of the board will determine the exact date. However, we do not expect that the grant of the new options will be delayed significantly beyond the date that is six months and one day after the date on which we accept and cancel eligible options elected for exchange as a result of any action required to be taken by the board or compensation committee."




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                  (b) The last sentence of the fifth paragraph in Section 5 of the Offer to Exchange is deleted and replaced with the following: "In addition, if you elect to exchange any eligible options, you must also surrender for cancellation all required options. No new options or other consideration will be issued in exchange for any required options that have an exercise price of less than $20.00. Required options with an exercise price of $20.00 per share or more will be exchanged at the applicable exchange ratio."

         6. A new sentence is added following the table at the end of the first paragraph in Section 8(a) of the Offer to Exchange ("Source and Amount of Consideration; Terms of New Options") as follows: "If you elect to exchange any eligible options, you must also surrender for cancellation all required options. No new options or other consideration will be issued in exchange for any required options that have an exercise price of less than $20.00. Required options with an exercise price of $20.00 per share or more will be exchanged at the applicable exchange ratio."

Item 4.  Terms of the Transaction.
         ------------------------

         Item 4(a) is hereby amended as follows:

         1. The information set forth in Item 1 and 2 above is incorporated hereby by reference.

         2. The last sentence of the first paragraph in Section 1 of the Offer to Exchange ("Number of Options; Expiration Date") is deleted and replaced with the following: "However, if you elect to exchange any eligible options, you must also surrender for cancellation all required options. No new options or other consideration will be issued in exchange for any required options that have an exercise price of less than $20.00. Required options with an exercise price of $20.00 per share or more will be exchanged at the applicable exchange ratio."

         3. The references in the second paragraph in Section 4 of the Offer to Exchange ("Withdrawal Rights") to "August 31, 2001" are deleted and replaced with references to "August 30, 2001" which is the date of expiration of 40 business days from the commencement of the exchange offer.

         4. The first sentence of the first paragraph in Section 11 of the Offer to Exchange ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is amended and restated as follows: "All eligible options that are accepted for exchange and all required options with an exercise price of less than $20.00 that are surrendered will be cancelled.



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         Item 4(b) is hereby amended as follows:

         1. A new paragraph is added before the last paragraph in Section 10 ("Interests of Directors and Officers: "Transactions and Arrangements Concerning the Options") as follows: "David McCormick was granted an option on June 19, 2001 to purchase 200,000 shares of our common stock at an exercise price of $13.26 per share. Joan Hooper was granted an option on June 19, 2001 to purchase 100,000 shares of our common stock at an exercise price of $13.26 per share."

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.
         --------------------------------------------------------

         Item 5(e) is hereby amended and restated as follows:

         1. The information set forth in Item 4 (b)(1) above is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.
         --------------------------------------------------

         Item 6(b) is hereby amended as follows:

         1. The information set forth in Item 2(b)(5) above is incorporated herein by reference.

         2. The information set forth in Item 4(a)(4) above is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 7 is hereby amended as follows:

         1. The information set forth in Item 2(b)(6) is incorporated herein by reference.


Item 8.  Interest in Securities of the Subject Company.
         ---------------------------------------------

         Item 8(a) is hereby amended as follows:

         1. The information set forth in Item 4(b)(1) above is incorporated herein by reference.

         Item 8(b) is hereby amended as follows:

         1. The information set forth in Item 4(b)(1) above is incorporated herein by reference.




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Item 11.  Additional Information.
          ----------------------

         Item 11 is hereby amended as follows:

         (a) The information set forth in Item 4(b)(1) above is incorporated herein by reference.

Item 12.  Exhibits.
          --------

         A new exhibit (a)(1)(D) is added ("Memorandum to Employees, dated July 25, 2001").


         (a)(1)(A)   Offer to Exchange, dated July 6, 2001.

         (a)(1)(B)   Form of Election to Exchange.

         (a)(1)(C)   Form of Letter to Eligible Option Holders.*

         (a)(1)(D)   Memorandum to Employees, dated July 25, 2001.

         (a)(2) FreeMarkets, Inc. Annual Report on Form 10-K, as amended, for its fiscal year ended December 31, 2000
                     (File No. 000-27913) and incorporated herein by reference.

         (a)(3) FreeMarkets, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2001 (File No. 000-27913) and incorporated herein by reference.

         (b)         Not applicable.

         (d)(1) FreeMarkets, Inc. Second Amended and Restated Stock Incentive Plan.*

         (d)(2) Form of Grant Certificate pursuant to FreeMarkets, Inc. Second Amended and Restated Stock Incentive Plan.*

         (g)         Not applicable.

         (h)         Not applicable.

*  Previously filed




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         Exhibit (a)(1)(B) - Form of Election to Exchange

         The form of election to exchange is hereby amended as follows:

         The second paragraph of the first page of the form of election to exchange is amended and restated as follows:

         Subject to the terms and conditions of the offer, I understand that I may elect to exchange my options to purchase shares of common stock, par value $.01 per share, of FreeMarkets that have an exercise price of $20.00 per share or more ("eligible options") in exchange for new options to purchase shares of FreeMarkets common stock, but that if I elect to exchange any eligible options, I must surrender for cancellation all options granted to me after February 3, 2001 ("required options"). I understand that no new options or other consideration will be issued to me in exchange for any required options that have an exercise price of less than $20.00.

         The references to "August 31, 2001" in the third paragraph in Section 1 of the Instructions are deleted and replaced with references to "August 30, 2001" which is the date of expiration of 40 business days from the commencement of the exchange offer.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                FreeMarkets, Inc.

                                By: /s/ Joan S. Hooper
                                   -------------------------------------
                                   Joan S. Hooper
                                   Senior Vice President,
                                   Chief Financial Officer and Secretary


Dated: July 25,  2001


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                                INDEX TO EXHIBITS

(a)(1)(A)    Offer to Exchange, dated July 6, 2001.

(a)(1)(B)    Form of Election to Exchange.

(a)(1)(D)    Memorandum to Employees, dated July 25, 2001.



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